UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation and further to the relevant event filing of 28th September 2012, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA hereby reports that, pursuant to the provisions in the note on shares relating to the offer to purchase the Unnim Securities and the public offering of the BBVA shares for sale, filed 28th September 2012 in the official registries of the CNMV (the “Note on Shares”), the period for acceptance and withdrawal of the offer to purchase the Unnim Securities and the public offering of the BBVA shares for sale ended on 18th October 2012.

Consequently, pursuant to the provisions of the Note on Shares, a total of 64.229.358 ordinary BBVA shares that are held in treasury stock will be delivered to comply with the offer to purchase the Unnim Securities and the public offering of BBVA shares for sale.

Madrid, 19th October 2012

The information contained herein does not constitute an offer of securities in the United States. Offers and sales of securities in the United States may not be made absent registration under the U.S. Securities Act of 1933, as amended, or an applicable exemption therefrom. This document does not solicit money, securities or any other type of consideration, and, if any money, securities or other type of consideration is sent in response hereto, it will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 19, 2012	By:	/s/ Manuel González Cid
	Name:	Manuel González Cid
	Title:	Chief Financial Officer